Exhibit 16(4)(vii):  Unisex Endorsement (VA-RA-4041(2017))

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

UNISEX ENDORSEMENT

The Contract to which this Unisex Endorsement (this “Endorsement”) is attached is modified by the provisions of this Endorsement.  The Endorsement’s provisions shall control to the extent a conflict exists between this Endorsement and the Contract.  This Endorsement is effective as of the Contract Date and remains in effect until the Contract is terminated.

The Contract to which this Endorsement is attached is amended by deleting all references to “sex.”  The following table replaces the Annuity Plan B Table: Life Income (Single Annuitant) found in the Contract Schedule of the Contract.

This table shows the minimum monthly Annuity Payment amount for each $[1,000] of Accumulation Value applied under the Annuity Plan, assuming fixed payments with a net investment return of [1.0%] and using the [IAM 2012 Basic Table ALB].

[Annuity Plan B Table: Life Only and Life with Period Certain (Single Annuitant)]

[Beginning of Month Payments Per $1,000]
[Age of Payee When Payments Begin	Life Only	Life with 10 Year Period Certain	Life with 20 Year Period Certain]

[50	$2.75	$2.74	$2.70
55	3.09	3.07	3.00
60	3.53	3.50	3.34
65	4.12	4.04	3.73
70	4.93	4.76	4.11
75	6.12	5.69	4.40
80	7.96	6.79	4.54
85	10.82	7.79	4.58]

Factors for ages not shown will be supplied upon request.

All other provisions of the Contract remain unchanged.

Signed:

[/s/Jennifer M. Ogren]

[Jennifer M. Ogren]

[Secretary]

VR-RA-4041(2017)